

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 6, 2011

Steven R. Berrard
President and Chief Executive Officer
Swisher Hygiene Inc.
4725 Piedmont Row Drive, Suite 400
Charlotte, North Carolina 28210

> **Re:** **Swisher Hygiene Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 15, 2010**
> **File No. 333-170633**

Dear Mr. Berrard:

We have limited our review of Amendment No. 1 to your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 of our letter dated December 9, 2010. Please note that we will continue to review this filing to ensure compliance with the outstanding comments on the Form 10. In this regard, we note the disclosure relating to the merger beginning on page 17 should incorporate any revisions to the disclosure in the Form 10.

Selling Stockholders, page 13

2. We note your response to comment 6 of our letter dated December 9, 2010. Please revise your related party discussion on page 14 to briefly describe your relationship with 1082272 Ontario, Inc, Gateway Pro Clean, Inc. and Lasfam Investments, Inc. We note that Mr. Serruya is your director and controls 50% of 1082272 Ontario and that you acquired the operations and assets of the other two entities. Additionally, please disclose

the relationships of Messrs. Henninger, Muxo, and Pierce. Please refer to Item 507 of Regulation S-K.

3.   Please identify the individual that has investment control of Gateway Pro Clean, Inc. and the individual that has investment control of Lasfam Investments, Inc.

<u>Exhibit 5.1</u>

4.   We note that your legal opinion is limited to the Delaware General Corporate Law. Please confirm to us in writing that the reference and limitation to "Delaware General Corporate Law" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron at (202) 551-3439 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Michael Francis, Esq.
        Akerman Senterfitt
        Via Facsimile: (305) 374-5095